Exhibit 4(a)(viii)

The Commissioners of Her Majesty’s Treasury (the “Treasury”)
1 Horse Guards Road
London
SW1A 2HQ

The Secretary of State, Department for Business, Innovation and Skills (“BIS“)
1 Victoria Street
London
SW1H 0ET

The Secretary of State, Department for Communities and Local Government (“DCLG”)
Eland House
Bressenden Place
London
SW1E 5DU

23 March 2010

Ladies and Gentlemen,

2010 LENDING COMMITMENTS

1.	Introduction

We refer to the deed poll entitled “Lending Commitments” dated 6 March 2009 executed by Lioyds Banking Group plc (the “Participating Institution”) in favour of the Treasury, BIS (then known as the Department for Business, Enterprise and Regulatory Reform) and DCLG (as amended, including pursuant to the Deed of Withdrawal dated 3 November 2009 between the Participating Institution and the Treasury) (the Lending Commitments Deed Poll, “LCDP”).

The LCDP specified: (i) the lending commitments given by the Participating Institution for itself and on behalf of its Group, comprising Business Lending Commitments and a Homeowner Lending Commitment; and (ii) certain associated undertakings being given by the Participating Institution in connection with the implementation and operation of the Lending Commitments.

The LCDP specified commitments for the 12 month period commencing 1 March 2009 (the “2009 commitment period) and the 12 month period commencing 1 March 2010 (the “2010 commitment period”). Pursuant to paragraph 6 of the LCDP, and in consequence of an ongoing dialogue between the Participating Institution and the Government Departments, the Government Departments consider that it is appropriate to change the Business Lending Commitments for the 2010 commitment period and to adjust the undertakings given in connection with the implementation and operation of the Homeowner Lending Commitment for that period.

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The Participating Institution hereby amends the LCDP (pursuant to paragraph 12.6 of the LCDP) as follows. Such amendments shall take effect upon confirmation of the consent of the Government Departments to these amendments by their countersigning below. The remaining provisions of the LCDP shall in all other respects remain unamended and in full force and effect.

2.	Adjustment of the LCDP in respect of the 2010 commitment period

2.1 Introduction

This paragraph amends the LCDP in so far as it relates to the 2010 commitment period.

2.2 Business Lending Commitments: 2010 commitment

(A) In the heading to paragraph 4.2, at the end add “: 2009 commitment period”.

(B) In paragraph 4.2(A), omit “and the 12 month period commencing 1 March 2010 (“the “2010 commitment period”)” and for “4.8” substitute “4.7”.

(C) For paragraph 4.8 substitute:

“4.8 Aggregate Business Lending Commitment: 2010 commitment

In respect of the 12 month period commencing 1 March 2010 (the “2010 commitment period”), the Participating Institution undertakes subject to sufficient customer demand and the terms of this Deed Poll to provide gross new lending to Relevant Businesses of, in aggregate, £44.0 billion. In satisfying this aggregate lending commitment, the Participating Institution shall lend to each Relevant Business Category the targeted amount specified in paragraphs 4.8B and 4.8C.

Paragraph 8 imposes obligations on the Participating Institution to provide monthly reports to the Government Departments in relation to new lending to Relevant Businesses on both a net and gross basis.

In determining what is “gross new lending” for the purposes of this Deed Poll, the Participating Institution shall -

(A) include the total amount of a facility, including bond and equity underwriting, made available to a person who is not a customer of the Participating Institution immediately before the facility is made available;

(B) include the total amount of any new facility, including bond and equity underwriting. made available to a person who is a customer of the Participating Institution immediately before the facility is made available;

(C) include any increase in a facility, including bond and equity underwriting, currently made available to a person who is a customer of the Participating Institution where that increase takes place by virtue of a decision of the Participating Institution and where no material changes to the terms of the facility are made;

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(D) include the total amount of any facility made available to a person who is a customer of the Participating Institution immediately before the facility is made available where the facility is made available in connection with or in consequence of the termination of an existing facility made available by the Participating lnstitution to that person;

(E) not include repayments;

(F) not include any increase or decrease in a facility made available to a person who is a customer of the Participating Institution where that increase or decrease takes place otherwise than by virtue of a decision of the Participating Institution;

(G) only treat a “facility” as being “made available” for the purposes of any of the foregoing sub-paragraphs if it constitutes lending (as defined in paragraph 4.9); and

(H) to the extent that paragraph 4.9 conflicts with the provisions in sub-paragraphs (A) to (F) above, not apply that paragraph.

4.8A Aggregate Business Lending Commitment: general principles for the 2010 commitment period

Without prejudice to paragraph 3, for the purposes of the 2010 commitments period the Business Lending Commitments are subject to:

(A)

the Participating Institution’s commercial terms and conditions, including appropriate risk adjusted pricing and satisfaction of risk acceptance criteria, as defined by the Participating Institution for its potential or existing customers;

(B)

through the best endeavours of the Participating Institution, the availability of the capital, liquidity and funding position on acceptable terms necessary to support the lending that the Participating Institution has committed to during the 2010 commitment period; and

(C)	sufficient demand from customers who meet the above criteria.

4.8B SMEs: 2010 Commitment

The Participating Institution undertakes that, in respect of the 2010 commitment period, its gross new lending to SMEs will be at least ***1.

4.8C Mid-Corporates and Large Corporates: 2010 Commitment

The Participating Institution undertakes that, in respect of the 2010 commitment period, its gross new lending to Mid-Corporates and Large Corporates will be at least ***1.

2.3 Homeowner Lending Commitments

(A) In paragraph 5.6:

1	*** Indicates omission of material which has been separately filed pursuant to a request for confidential treatment.

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(i) after “actively participate”, insert “and support eligible borrowers’ applications”; and

(ii) omit “(when the detail of this scheme is finalised)”.

(B) In paragraph 5.7, at the end of sub-paragraph (C) insert:

“; and

(D) help first time buyers by supporting their participation in Government-supported shared ownership and equity loan schemes including by:

(i) offering interest rates to first time buyers participating in such schemes which are similar to interest rates offered to other first time buyers;

(ii) for first time buyers participating in Government-supported equity loan schemes, seeking to maintain the minimum deposit requirement at 5% of the share purchased;

(iii) providing prior notice to the Government Departments of any increase in the minimum deposit requirement, combined with an explanation of the rationale behind the intended increase;

(iv) keeping the need for a minimum deposit requirement under review; and

(v) in recognition of the reduced risk to lenders offered by the protections built into Government-supported shared ownership schemes, the Participating Institution will minimise the deposit requirements currently associated with this type of lending, subject to appropriate adjustments for the risks presented by the property type and shared ownership lease characteristics”.

2.4 Business Lending Commitments: monitoring of net lending

In paragraph 8.2, for sub-paragraph (A) substitute:

“(A) a segmental analysis showing gross new lending divided by both size of business (corresponding to the Relevant Business Categories) and industry sector;

(AB) a segmental analysis showing new lending on a net basis divided by both size of business (corresponding to the Relevant Business Categories) and industry sector;”.

3.	Incorporation of terms of this Deed Poll Into the LCDP

This Deed Poll shall form part of and be read together with the LCDP. References in the LCDP to “this Deed Poll” or any similar references shall be deemed to refer to the LCDP as amended by this Deed Poll.

This Deed Poll and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of England.

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IN WITNESS WHEREOF this Deed Poll has been executed and delivered as a deed on March 2010.

Executed and delivered as a deed by LLOYDS BANKING GROUP PLC acting by two directors / one director and its secretary	)
)
	)	By:

	)		Director
)
)
)
)
	)	By:

)
	)		Secretary

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Consented to by

for and on behalf of
The Commissioners of Her Majesty’s Treasury

for and on behalf of
The Secretary of State, Department for Business, Innovation and Skills

for and on behalf of
The Secretary of State, Department for Communities and Local Government

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The Commissioners of Her Majesty’s Treasury (the “Treasury”)
1 Horse Guards Road
London
SW1A2HQ

The Secretary of State, Department for Business, Enterprise and Regulatory Reform (“BERR”)
1 Victoria Street
London
SW1H 0ET

The Secretary of State, Department for Communities and Local Government (“DCLG”)
Eland House
Bressenden Place
London
SW1E 5DU

6 March 2009

Ladies and Gentlemen,

LENDING COMMITMENTS

1.	Introduction

Lloyds Banking Group plc (the “Participating Institution”) notes that:

(A)

the Asset Protection Scheme (the “APS”) and the extension to the Credit Guarantee Scheme (the “CGS” and, together with the APS, the “Schemes”) announced by the Government on 19 January 2009 are part of a comprehensive package of measures the objective of which is to reinforce the stability of the financial system, and together with the Working Capital Scheme announced by the Government on 14 January 2009 (the “WCS”), to increase confidence and capacity to lend, and in turn to support the recovery of the economy;

(B)

participation in either or both of the Schemes by an institution having eligible liabilities (as determined by the Bank of England) above a threshold to be specified by the Treasury is subject to a verifiable commitment to be agreed between each participating institution and the Government to support lending to creditworthy borrowers in the real economy in a commercial manner; and

(C)

in determining the requisite lending commitments, the Treasury, BERR and DCLG (together, the “Government Departments”) have consulted closely with each other in relation to sectors of the economy for which they have responsibilities, and will continue

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to consult closely with each other as appropriate in relation to the implementation and operation of the lending commitments given or to be given by certain institutions which participate in either or both of the Schemes.

In connection with the above, this document is being entered into by the Participating institution by way of a deed poll in favour of the Government Departments and specifies: (i) the lending commitments given by the Participating Institution for itself and on behalf of its Group, in connection with its proposed participation in the Schemes, comprising Business Lending Commitments and a Homeowner Lending Commitment (each as defined in paragraph 3(A) and together, the “Lending Commitments”); and (ii) certain associated undertakings being given by the Participating Institution in connection with the implementation and operation of the Lending Commitments.

The Participating Institution agrees that the undertakings given in this Deed Poll (including the Lending Commitments) are intended to be binding on it and the provision of such undertakings is a pre-requisite to the Participating Institution’s proposed participation in the Schemes.

References in this Deed Poll to the “Participating Institution” mean (where appropriate) the Participating Institution and the members of the Participating Institution’s Group forming part of its UK banking operations.

2.	Commencement of Lending Commitments

The Participating Institution undertakes (for itself and on behalf of its Group) to commence the implementation of the Lending Commitments with effect from 1 March 2009 and in doing so, to act in good faith, having regard to the purpose of the Lending Commitments to support lending to creditworthy borrowers in the real economy in a commercial manner. The implementation of the Lending Commitments is subject to the terms and conditions of this Deed Poll.

3.	The Lending Commitments: General

The Participating Institution undertakes on the terms and subject to the provisions of this Deed Poll:

(A)

to increase the supply of lending by the UK banking operations of the Participating Institution to UK businesses (as further described in paragraph 4 below) (the “Business Lending Commitments”) and to homeowners (including first time buyers) (as further described in paragraph 5 below) (the “Homeowner Lending Commitment”); and

(B)

to implement the Business Lending Commitments and the Homeowner Lending Commitment without distortion to its lending activities to other sectors of the real economy (including unsecured consumer lending) in the UK and, in doing so, to pay due regard to the level of demand and the normal distribution of maturities of lending to other sectors of the real economy.

Notwithstanding the foregoing, the Participating Institution notes that the Lending Commitments are not intended to require or cause the Participating Institution to do anything that would constitute a breach by it of the Financial Services and Markets Act 2000 (“FSMA”), the rules

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made by the Financial Services Authority (“FSA”) or the FSA’s supervisory framework (together, the “FSA Requirements”), to lend in excess of its single name or sectoral risk concentration limits or otherwise to engage in uncommercial practices.

In Implementing the Lending Commitments, the Participating Institution will adhere to Principle 6 of the FSA’s Principles for Business (“a firm must pay due regard to the interests of its customers and treat them fairly”) in respect of its lending activities.

The Lending Commitments will be subject to the Participating Institution’s prevailing commercial terms and conditions, including pricing, and risk assessment; and, additionally, residential mortgage lending will be subject to the applicants meeting the Participating Institution’s standard credit and other acceptance criteria which must be reasonable for a prudent banking institution.

4.	The Business Lending Commitments

4.1	Scope of Business Lending Commitments

The Business Lending Commitments apply to lending by the UK banking operations of the Participating Institution to the following UK business categories (each, a “Relevant Business Category” and together, “Relevant Businesses”):

(A)

small and medium sized enterprises (or “SMEs”), which means UK businesses which are categorised by the Participating Institution as being small or medium sized enterprises by reference to their turnover being £15 million or less;

(B)	“Mid-Corporates”, which means UK businesses with a turnover of £500 million or less, excluding SMEs; and

(C)	“Large Corporates”, which means UK businesses with a turnover in excess of £500 million.

For the purposes of this Deed Poll: (i) “UK businesses” refers to firms, companies, partnerships, joint ventures, associations and other undertakings engaged in economic activity in the UK (including subsidiaries and branches of overseas entities conducting such economic activities); and (ii) “turnover” refers to the relevant UK business’s turnover, as stated in its most recent annual accounts or, where the UK business is part of a group, the consolidated annual turnover of the group.

As stated in paragraph 3, lending pursuant to the Business Lending Commitments will be subject to the Participating Institution’s prevailing commercial terms and conditions, including pricing, and risk assessment.

4.2	Baseline for determining compliance with Business Lending Commitments

The Participating institution undertakes:

(A)	in respect of the 12 month period commencing 1 March 2009 (the “2009 commitment period”) and the 12 month period commencing 1 March 2010 (the “2010 commitment

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period”), to increase lending (as defined in paragraph 4.9) above the lending figure specified in the baseline plan by the amounts specified in paragraphs 4.3 to 4.8 inclusive; and

(B)

to implement the Business Lending Commitments in line with demand from different industry sectors operating in the real economy and, subject to demand, in line with the normal distribution of maturities of loans to each Relevant Business Category.

For the purposes of this Deed Poll, the “baseline plan” means the Participating Institution’s forecast as at 31 December 2009 (before the impact of the Lending Commitments) that the Participating Institution has shared with the Government Departments.

4.3	Aggregate Business Lending Commitment

In respect of the 2009 commitment period, the Participating Institution undertakes to increase its lending to Relevant Businesses by, in aggregate, an additional £11.0 billion above the amount shown in the baseline plan. In satisfying this aggregate lending commitment, the Participating Institution shall increase its lending to each Relevant Business Category by (at a minimum) the amount specified in paragraphs 4.4 to 4.6 inclusive.

4.4	SMEs: 2009 commitment

The Participating Institution undertakes that, in respect of the 2009 commitment period, its lending to SMEs will be at least ***1 above the amount shown in the baseline plan.

4.5	Mid-Corporates: 2009 commitment

The Participating institution undertakes that, in respect of the 2009 commitment period, its lending to Mid-Corporates will be at least ***1, above the amount shown in the baseline plan.

4.6	Large Corporates: 2009 commitment

The Participating institution undertakes that, in respect of the 2009 commitment period, its lending to Large Corporates will be at least ***1 above the amount shown in the baseline plan.

The Participating Institution will work constructively by: (i) participating in forums established or supported by the Government or the Bank of England; (ii) working with the Government and the Bank of England to develop guidelines for lenders; and (iii) continuing its ordinary course

1	*** Indicates omission of material, which has been separately filed, pursuant to a request for confidential treatment.

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activities and processes (including with respect to the syndication of facilities), to address or reduce any risk concentrations arising from this Business Lending Commitment.

4.7	Inter-relationships between WCS and Business Lending Commitments

The Participating Institution has agreed to participate in the WCS and undertakes that the capital released by its participation in the Scheme will be redeployed in support of lending to SMEs and Mid-Corporates for all forms of finance. This release of capital will enable the Participating Institution to provide ***1 of the £11.0 billion increase in lending referred to in paragraph 4.3 and, as such, the Participating Institution notes that the commitment given in respect of capital released by its participation in the WCS: (i) is incorporated within the Business Lending Commitment for the Relevant Business Categories; and (ii) will be subject to the monitoring, reporting and compliance arrangements described in paragraphs 8, 9 and 11.

4.8	Lending to business: 2010 commitment

In respect of the 2010 commitment period, the Participating Institution undertakes to maintain similar levels of lending to each of the Relevant Business Categories as in the 2009 commitment period, subject to adjustment of the commitments (pursuant to paragraph 6) by agreement with the Treasury and BERR to reflect circumstances at the start of the 2010 commitment period.

4.9	Application of Business Lending Commitments

For the purpose of the Business Lending Commitments “lending” means financing facilities granted (whether drawn or undrawn), in each case to real economy UK businesses, including (without limitation) loans, overdrafts, hire purchase and leasing of business assets, invoice discounting and export finance, but excluding (without limitation) derivatives and interbank financing and which are outstanding as at the end of the 2009 commitment period or the 2010 commitment period (as appropriate).

For the purposes of the above: (i) debt which is exchanged for equity in a restructuring of a borrower, and impairments and write-offs of outstanding lending (save to the extent such impairments and write-offs are already reflected in the baseline plan), shall be treated as if it was still lending, except to the extent that such adjustments to the quantum of outstanding lending are recovered or are recoverable through the APS; and (ii) debt which is repaid by a borrower as a consequence of that borrower raising capital through other means, including (without limitation) through disposals, equity issuance and bond issuance, shall be treated as if it was still lending.

[1]	*** Indicates omission of material, which has been separately filed, pursuant to a request for confidential treatment.

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4.10	Marketing relating to Business Lending Commitments

The Participating Institution undertakes that it will promptly ensure that its staff are aware of the Business Lending Commitments and actively seek to implement such commitments through sales and marketing activities which are targeted at Relevant Businesses, which shall include both existing borrowers and new potential borrowers. These activities will, where reasonably appropriate, make specific provision for UK businesses that would be categorised by the Participating Institution as Mid-Corporates or Large Corporates and whose borrowings were financed, or are financed, by financial institutions that have reduced, or are in the process of, reducing their lending activities to UK businesses.

4.11	General provisions about lending to business

In relation to lending to Relevant Businesses, the Participating Institution will:

(A)	commit to its lending allocation under the Enterprise Finance Guarantee Scheme, subject to the Participating Institution’s ordinary course pricing and other terms;

(B)	apply for and, if approved, use the European Investment Bank’s intermediated financing schemes aimed specifically at SMEs and “Midcaps” (as defined by the European Investment Bank);

(C)	actively and constructively participate in the funding of UK export credits where such funding is subject to the Export Credits Guarantee Department guarantee arrangements;

(D)

abide by the revised British Bankers’ Association statement of principles for small business lending released on 12 December 2008 (as agreed at the Small Business Finance Forum held on 11 November 2008);

(E)

not reduce or withdraw, or increase its charges on, working capital lines when credit insurance covering the borrower’s suppliers has been reduced or withdrawn, without due and careful consideration and unless it is satisfied, through the application of its ordinary course commercial and risk assessment, that there has been a material adverse change in the credit risk associated with the relevant business that justifies such an action;

(F)	continue to apply ordinary course commercial practices as a prudent banking institution in determining whether to call a default against a business to which it has made a loan; and

(G)

work constructively with other lenders and, where appropriate, the Government in exploring the full range of restructuring possibilities for corporate borrowers, and to do so in compliance with the International Association of Restructuring, Insolvency and Bankruptcy Professionals’ (INSOL) “Statement of Principles for a Global Approach to Multi-creditor Workouts”.

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The Participating Institution notes that it has already committed to, and is making, funding of £6.25 million available through the Capital for Enterprise Fund (announced by BERR on 14 January 2009), which is a fund to provide long term finance for businesses which have exhausted their normal lending facilities and which is part of Government’s commitment to support the de-leveraging of commercially viable over-leveraged businesses.

5.	Homeowner Lending Commitment

5.1	Scope of Homeowner Lending Commitment

The Homeowner Lending Commitment applies to residential mortgage lending by the UK banking operations of the Participating Institution to residential homeowners, including first time buyers and buy-to-let mortgage lending, in respect of properties in the UK. Residential and buy-to-let mortgage lending which involves the Participating Institution lending by way of remortgage in circumstances where no property purchase is involved shall be disregarded for these purposes.

5.2	Homeowner Lending Commitment: 2009 commitment

The Participating Institution undertakes that, in respect of the 2009 commitment period, its gross residential mortgage lending will be at least £3.0 billion above the amount shown in the baseline plan.

As stated in paragraph 3, residential mortgage lending will be subject to the Participating Institution’s prevailing commercial terms and conditions, including pricing, and risk assessment; and, additionally, the applicants meeting the Participating Institution’s standard credit and other acceptance criteria which must be reasonable for a prudent banking institution.

5.3	Homeowner Lending Commitment: 2010 commitment

In the 2010 commitment period, the Participating Institution undertakes to maintain similar levels of gross residential mortgage lending as in the 2009 commitment period, subject to adjustment of the commitment (pursuant to paragraph 6) by agreement with the Government Departments to reflect circumstances at the start of the 2010 commitment period.

5.4	Application of Homeowner Lending Commitment

For the purposes of the Homeowner Lending Commitment, the Participating Institution will ensure that:

(A)	a range of residential mortgage products are available for residential mortgage applicants for residential mortgages across the loan-to-value (“LTV”) bands and up to at least 90% LTV;

(B)

applications for residential mortgage products are promptly processed and granted, subject to applicants meeting the Participating Institution’s standard credit and other acceptance criteria which must be reasonable for a prudent banking institution and pay due regard to the obligation to sell appropriate products to applicants; and

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(C)	additional residential mortgage lending is offered across a normal distribution of LTV bands and in accordance with ordinary course commercial practices as a prudent banking institution.

5.5	Marketing relating to Homeowner Lending Commitment

The Participating Institution undertakes that it will promptly ensure that its staff are aware of the Homeowner Lending Commitment and actively seek to implement such commitment through sales and marketing activities targeted at residential homeowners (including first time buyers). The communication of the Homeowner Lending Commitment to staff, and the marketing of such commitment to residential homeowners shall, in particular, address the specific obligations undertaken by the Participating Institution pursuant to paragraph 5.4.

5.6	General provisions about lending to homeowners

The Participating Institution will:

(A)

actively participate in the Government’s Homeowners Mortgage Support Scheme (when the detail of this scheme is finalised), Mortgage Rescue Scheme and Support for Mortgage Interest and work to ensure that its eligible borrowers have the opportunity to benefit from these Schemes (where appropriate) and avoid repossession; and

(B)	abide by the principles established by, and actively and constructively participate in, the Home Finance Forum (including policies for supporting individual borrowers in difficulty).

5.7	Other provisions

The Participating Institution will:

(A)	actively and constructively participate in the Consumer Finance Forum;

(B)	abide by the principles agreed as part of the Credit Card Summit on 28 November 2008; and

(C)	work closely with registered social landlords with a view to continuing the supply of appropriate finance.

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6.	Adjustment of Lending Commitments

The Participating Institution acknowledges that, as a consequence of its ongoing dialogue with the Government Departments regarding the operation and implementation of the Lending Commitments, it may be appropriate for the Government Departments (in their discretion but acting reasonably and in consultation with the Participating Institution) to: (i) reduce the quantum of the Homeowner Lending Commitment and/or one or more of the Business Lending Commitments; or (ii) allow the Participating Institution to increase its lending to one or more Relevant Business Categories by the amount of any shortfall in residential mortgage lending (any such increase and shortfall being calculated as an equivalent amount on a risk-weighted asset basis) (a “Commitment Adjustment”).

The circumstances in which the Government Departments may make such an adjustment to the Lending Commitments include, but are not confined to, the following:

(A)

changes to economic conditions, the competitive market landscape and/or the economic assumptions of the Participating Institution which have been shared with the Government Departments and underlie the baseline plan (including, without limitation, the level of demand for business and residential mortgage lending at the Participating Institution’s ordinary course pricing and terms and the level of availability within the market of other forms of debt and equity finance to UK businesses);

(B)	significant changes to the utilisation and drawdown rates of lending UK businesses assumed in the baseline plan;

(C)	changes to the Government Departments’ expectations as to the amount of lending needed to maintain economic activity; and

(D)	updated assessments of the extent to which the Participating Institution has relied on Government support and the nature of the support utilised by the Participating Institution.

In determining whether to make a Commitment Adjustment, the Participating Institution understands that the Government Departments will have regard to (and act reasonably in considering) any submissions made by the Participating Institution as part of its ongoing dialogue with the Government Departments regarding the operation and implementation of the Lending Commitments (including (without limitation) with respect to the Homeowner Lending Commitment and Business Lending Commitments applicable in respect of the 2010 commitment period).

If the Government Departments are satisfied that the Lending Commitments are no longer necessary to address the Government’s objectives of reinforcing the stability of the financial system, increasing confidence and capacity to lend, and in turn supporting the recovery of the economy, they may agree that they should cease to apply.

The Participating Institution will comply with the Lending Commitments in accordance with the provisions of this Deed Poll on the understanding that: (i) the Schemes will be established by the Government; and (ii) the Participating Institution will participate in either or both of the

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Schemes on terms to be agreed with the Government. It is understood that the Government will, in consultation with the Participating Institution and acting reasonably, make an appropriate Commitment Adjustment if the APS is not implemented within the timeframes anticipated for such implementation; and that if the APS is not implemented within the timeframes anticipated for such implementation and the Participating Institution only participates in the CGS, that the Government will, in consultation with the Participating Institution and acting reasonably, make an appropriate Commitment Adjustment having regard to the quantum of financial support being provided by the Government to the Participating Institution pursuant to the CGS.

If any preference shares held by the Treasury in the capital of the Participating Institution are exchanged for ordinary shares, the Participating institution agrees that it shall increase the lending being made available to support creditworthy borrowers in the real economy The quantum of such increased lending shall be determined by reference to the increased lending capacity of the Participating Institution after taking account of the long term effects of the exchange of the preference shares. Such increased lending will take account of demand for business and residential mortgage lending at the Participating Institution’s prevailing terms and conditions, including pricing, and risk assessment; and, additionally, any increased residential mortgage lending will be subject to the applicants meeting the Participating Institution’s standard credit and other acceptance criteria.

7.	Interaction of Lending Commitments with previous commitments

The Participating Institution notes that the Lending Commitments supersede the lending commitments given by the Participating Institution in October 2008 in connection with its participation in the Government’s Recapitalisation Scheme.

8.	Monitoring and Reporting

8.1	General requirements

The Participating Institution agrees that:

(A)

compliance with the Lending Commitments will be subject to a monitoring and reporting process between the Participating Institution and the Government Departments which will be detailed, transparent and determined by the Government Departments (acting reasonably) in consultation with the Participating Institution;

(B)	It will report to the Government Departments:

(i)

on a monthly basis in a format, with content and within timescales, to be determined by the Government Departments (acting reasonably) in consultation with the Participating Institution (the “monthly reports”) and that: (a) In respect of the Business Lending Commitments, the monthly report will include (without limitation) the information and data described in paragraph 8.2; and (b) in respect of the Homeowner Lending Commitment, each monthly report will include (without limitation) the information and data described in paragraph 8.3; and

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(ii)

on an annual basis in a format, with content and within timescales, to be determined by the Government Departments (acting reasonably) in consultation with the Participating institution (the “annual reports”) to facilitate the reporting by the Government Departments envisaged in paragraph 8.5(B) and that each annual report will include (without limitation) the information and data described in paragraph 8.4; and

(C)

the monthly reports and annual reports will be submitted to the board of directors of the Participating Institution (the “Board”) prior to delivery to the Government Departments and, upon delivery to the Government Departments, will be accompanied by a certificate from a Board director that, to the best of his or her knowledge and belief, having made reasonable enquiries, the report fairly presents the relevant data and is not misleading for the purpose of assessing compliance with the Lending Commitments or the achievement of their purpose.

Without prejudice to the specific requirements set out in this paragraph 8, the Participating institution undertakes to be open and honest in its dealings with the Government Departments in relation to the implementation and operation of the Lending Commitments and will promptly provide each Government Department with such other information as it reasonably requires in connection with the Lending Commitments.

8.2	Business Lending Commitments: monthly reports

In relation to the Business Lending Commitments, the monthly reports will include:

(A)	a segmental analysis showing new and outstanding lending and commitments divided by both size of business (corresponding to the Relevant Business Categories) and industry sector;

(B)	(in respect of SMEs) application numbers and acceptance rates by type of financing, together with the credit risk rating of businesses;

(C)	a summary of the distributions of the pricing and terms on which lending is being made available and details of the credit and risk assessment methodology;

(D)	a narrative commentary on new lending activities in respect of new and existing borrowers; and

(E)

a narrative commentary on the data, explaining the reasons for any significant variances in the amount of outstanding loans and availability of credit by size of business or sector from the baseline plan.

8.3	Homeowner Lending Commitment: monthly reports

In relation to the Homeowner Lending Commitment, the monthly reports will include:

(A)	a segmental analysis showing new loans (gross new residential mortgage lending), credit availability and end of month stock of loans (net outstanding residential mortgage

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lending) divided by transaction type (Including LTV and Loan to Disposable Income (“LDI”) ratios);

(B)	application numbers and acceptance rates by product, together with the bureau credit rating scores of applicants, against the corresponding numbers for 2008;

(C)	a summary of the distributions of the pricing and terms on which lending is being made available and of the credit and risk assessment methodology; and

(D)	a narrative commentary on the data, explaining the reasons for any significant variances in the amount of outstanding loans and availability of credit by transaction type from the baseline plan.

8.4	Lending Commitments: annual reports

The annual reports will include information of a type which is broadly equivalent to the data and information to be contained in the monthly reports.

8.5	Public disclosure

The Participating institution agrees that:

(A)	the Government Departments may publicly announce details of the Lending Commitments and the associated obligations and undertakings of the Participating institution as described in this Deed Poll; and

(B)

each of the Government Departments may report to Parliament and Parliamentary committees (including the Public Accounts Committee and the House of Commons Treasury Select Committee) on implementation of, and compliance with, the Lending Commitments, with such reporting expected to be undertaken on an annual basis.

8.6	Confidentiality

Certain data and information to be included within the monthly reports, or otherwise provided to the Government Departments by the Participating institution pursuant to this Deed Poll, will be anonymised to preserve customer confidentiality and will constitute confidential, commercially sensitive data.

This Deed Poll (including the baseline plan), and confidential information provided to Government Departments pursuant to this Deed Poll (including the monthly and annual reports), is or will be (without prejudice to the rights of the Government Departments described in paragraph 8.5(A)) subject to confidentiality and freedom of information arrangements between the Participating institution and each of the Government Departments on the terms set out in the confidentiality agreements between the Particlpating institution and each of the Government Departments dated 27 February 2009).

Conformed copy (redacted)

9.	Implementation plan

The Participating institution undertakes that, as soon as practicable after the Lending Commitments take effect, it will prepare and present to the Government Departments a plan which will address how the Lending Commitments are to be implemented. Such implementation plan will include the Participating institution’s proposals regarding the marketing and sales activities to be undertaken pursuant to paragraphs 4.10 and 5.5.

10.	lncentivisation

The Participating institution will, in applying its balanced scorecard approach to remuneration, ensure that the performance assessment for staff employed in business units responsible for delivery of the Lending Commitments will include an assessment of new lending arising from the marketing and sales activities undertaken pursuant to the Participating institution’s obligations under paragraphs 4.10 and 5.5.

11.	Compliance

Any failure to comply with the Lending Commitments or the other obligations of, or undertakings given by, the Participating Institution under this Deed Poll will initially be addressed through the reporting mechanism which will provide the Government Departments with a framework to discuss with the Participating institution the background to and reasons for such failure.

In addition, failure to comply with the Lending Commitments may result in the withdrawal or restriction of the Participating institution’s eligibility to roll over coverage under the CGS from three to five years.

12.	Miscellaneous

12.1	Representations and warranties

The Participating Institution represents and warrants that:

(A)	it has the corporate power and the authority to enter into this Deed Poll and to carry out its obligations, and the undertakings given by it, hereunder;

(B)

it is duly organised and validly existing under the laws of its jurisdiction of organisation, and the execution of this Deed Poll and the consummation of the transactions contemplated herein have been duly authorised by all necessary action, and no other act or proceeding, corporate or otherwise, on its part is necessary to authorise the execution of this Deed Poll or the consummation of any of the transactions contemplated hereby; and

(C)	it has duly executed and delivered this Deed Poll.

Conformed copy (redacted)

12.2	Costs

The Participating Institution agrees that it shall pay its own costs and expenses in relation to the negotiation, preparation, execution and carrying into effect of this Deed Poll.

12.3	Remedies

The Participating Institution agrees that:

(A)

(without prejudice to any other rights or remedies which any Government Department may have) damages would not be an adequate remedy for any breach by the Participating Institution of the provisions of this Deed Poll and each Government Department shall be entitled to seek the remedies of injunction, specific performance and other equitable relief for any threatened or actual breach of any such provision by the Participating Institution and no proof of special damages shall be necessary for the enforcement by any Government Department of its rights under this Deed Poll;

(B)

no failure of any Government Department to exercise, and no delay by any Government Department in exercising, any right, power or remedy in connection with this Deed Poll will operate as a waiver thereof, nor will any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right; and

(C)	the rights provided in this Deed Poll are cumulative and not exclusive of any rights (whether provided by law or otherwise).

12.4	Invalidity

If any provision of this Deed Poll shall be held to be illegal, invalid or unenforceable, in whole or in part, under any enactment or rule of law, such provision or part shall to that extent be deemed not to form part of this Deed Poll but the legality, validity and enforceability of the remainder of this Deed Poll shall not be affected.

12.5	Assignment

The Participating Institution agrees that each of the Government Departments may assign their respective rights under this Deed Poll to: (i) a governmental, quasi-governmental or regulatory body; or (ii) a body or entity established by, or owned by, one or more of the Government Departments (including any body or entity established to monitor and administer the APS).

12.6	Variation

Any term of this Deed Poll may be amended, and the observance of any term of this Deed Poll may be waived; (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Government Departments.

Conformed copy (redacted)

12.7	Governing law

This Deed Poll and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of England.

Conformed copy (redacted)

IN WITNESS WHEREOF this Deed Poll has been executed and delivered as a deed on 6 March 2009.

Executed and delivered as a deed by	)
LLOYDS BANKING GROUP PLC	)
acting by two directors / one director and its	)	By:	Sir Victor Blank
secretary	)
	)		Chairman
)
)
)
	)	By:	J. Eric Daniels
)
	)		Group Chief Executive